Exhibit 2.1

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this "Agreement") is made and entered into as of March 8, 2017, by and among Lifeloc Technologies, Inc., a Colorado corporation (hereinafter referred to as "Buyer"), and Integrated Monitoring Systems, LLC, a Colorado limited liability company ("IMS"), Track Group Inc., a Delaware corporation ("Track" and collectively with IMS hereinafter collectively referred to as "Seller").  Buyer, Track and IMS are referred to collectively herein as the "Parties" and each as a "Party".
WHEREAS, IMS is wholly owned by Track;
WHEREAS, IMS is the owner of certain assets comprised of: (1) handheld hardware device technology (the "Device") which is designed to measure breath alcohol content of the user; and (2) software technology called RADAR Reporting Center designed to allow the Device to be configured and to capture and manage the data being returned from the Device (together with the Device, the "RADAR Assets");
WHEREAS, Seller has certain customers for whom Seller provides products and/or services to as of the Closing date and for whom Buyer will assume responsibility for the continuation of the delivery of products and/or services to (as set forth on Schedule A, "Customers") after Closing; and
WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities (as defined herein), subject to the terms and conditions set forth herein.
NOW, THEREFORE, based upon the mutual covenants and premises set forth in the Agreement, the Parties agree as follows:

ARTICLE I
 PURCHASE AND SALE OF ASSETS
1.1      Purchase and Sale of Assets. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of the Seller's right, title and interest in those assets of the Seller set forth on Schedule 1.1 hereto (collectively, the "Purchased Assets"), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance ("Encumbrance").
1.2      Assumption of Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations set forth on Schedule 1.2 hereto, but only to the extent that such liabilities and obligations do not relate to any breach, default or violation by Seller on or prior to the Closing (collectively, the "Assumed Liabilities").  Other than the Assumed Liabilities, Buyer shall not assume any liabilities or obligations of Seller of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created.

1.3      Purchase Price.
(a)    The aggregate purchase price for the Purchased Assets (the "Purchase Price") shall be $860,000 payable in cash by Buyer to Seller, by wire transfer, certified funds or in such other manner reasonably acceptable to Seller.
(b)    The Buyer shall pay the Purchase Price to Seller at the Closing (as defined herein) in cash, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in Schedule 1.3 hereto.
1.4      Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) as mutually agreed by the Parties. Buyer and Seller shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.
ARTICLE II
 CLOSING
2.1      Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the "Closing Date") via the electronic exchange of signatures. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 11:59 p.m. (Mountain Time) on the Closing Date.
2.2      Closing Deliverables.
(a)      At the Closing, Seller shall deliver to Buyer the following:
(i)      a bill of sale in form and substance satisfactory to Buyer and duly executed by Seller, transferring the tangible personal property included in the Purchased Assets to Buyer;
(ii)     an assignment and assumption agreement in form and substance satisfactory to Buyer duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;
(iii)     an assignment in form and substance satisfactory to Buyer and duly executed by Seller (the "Track Assignment and Assumption Agreement"), transferring all of Seller's right, title and interest in and to the Purchased IP (as defined herein) to Buyer;
(iv)    an assignment in form and substance satisfactory to Buyer and duly executed by Emerge Monitoring II, LLC ("Emerge Assignment and Assumption Agreement"), transferring to Buyer all of Seller's right, title and interest in and to the registered trademark for R.A.D.A.R.;
(v)      the Release Agreement effective as of the Closing (the "Release Agreement") duly executed by Seller and Brian K. Phillips, Christopher Phillips, and Future Technology Partners, LLC, an entity owned and controlled by Brian K. Phillips; and
(vi)     such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)      At the Closing, Buyer shall deliver to Seller the following:
(i)       the Purchase Price;
(ii)       the Track Assignment and Assumption Agreement, duly executed by Buyer; and
(iii)      the Emerge Assignment and Assumption Agreement, duly executed by Emerge Monitoring II, LLC, a wholly owned subsidiary of Track.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth in the correspondingly numbered Section of the Schedules referenced in this ARTICLE III that relates to such Section or in another Section of such Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the Closing Date.  Reference to "Knowledge of Seller" or "Seller's Knowledge" or any other similar knowledge qualification, means the knowledge of Guy Dubois or Peter Poli.
3.1      Organization and Authority of Seller; Enforceability. Track is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and IMS is a duly organized limited liability company, validly existing and in good standing under the laws of the State of Colorado.  The Seller has full power to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby, and to own all of its properties and to carry on its business as it is now being conducted.  The execution, delivery and performance by the Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms.
3.2      No Conflicts; Consents. The execution, delivery and performance by the Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions provided for herein, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of the Seller; (b) violate any agreement or commitment made by Seller, or any requirement binding on Seller, including, without limitation, any lease, contract, loan agreement, promissory note, franchise agreement, court order, judgment, regulatory ruling, or arbitration award; or (c) result in the creation or imposition of any Encumbrance on the Purchased Assets. No consent, approval, waiver or authorization is required to be obtained by the Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby.
3.3      Title to Purchased Assets. The Seller owns and has good and marketable title to all of the Purchased Assets, free and clear of Encumbrances.

3.4      Intellectual Property.
(a)      "Intellectual Property" means any and all of the following in any jurisdiction throughout the world specifically tied to the RADAR Assets: (i) trademarks and service marks, including all applications and registrations; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) websites and internet domain name registrations; and (vi) other intellectual property and related proprietary rights, interests and protections (including all rights to sue and recover and retain damages, costs and attorneys' fees for past, present and future infringement and any other rights relating to any of the foregoing).
(b)      Schedule 3.4(b) lists all software (the "Purchased Software") and other Intellectual Property included in the Purchased Assets (together with the Purchased Software, the "Purchased IP"). Seller owns or has adequate, valid and enforceable rights to use all the Purchased IP, free and clear of all Encumbrances, except as expressly set forth in this Agreement. Seller is not bound by any outstanding judgment, injunction, order or decree restricting the use of the Purchased IP, or restricting the licensing thereof to any person or entity.  To the Knowledge of Seller, the registered Intellectual Property listed on Schedule 3.4(b) is subsisting and in full force and effect in all material respects, and Seller has paid all maintenance fees and made all filings required to maintain Seller's ownership thereof through the Closing Date. For all such registered Intellectual Property, Schedule 3.4(b) lists (A) the jurisdiction where the application or registration is located, (B) the application or registration number, (C) the application or registration date, and (D) the due date of the next registration or maintenance fee for such registered Intellectual Property.
(c)      Seller's prior and current use of the Purchased IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any person or entity and to Seller's Knowledge there are no claims pending or threatened by any person or entity with respect to the ownership, validity, enforceability, effectiveness or use of the Purchased IP. To Seller's Knowledge, no person or entity is infringing, misappropriating, diluting or otherwise violating any of the Purchased IP, and neither Seller nor any affiliate of Seller has made or asserted any claim, demand or notice against any person or entity alleging any such infringement, misappropriation, dilution or other violation.
3.5      Compliance With Laws. To the Knowledge of Seller, Seller has complied, and is now complying, with all applicable federal, state and local laws and regulations applicable to ownership and use of the Purchased Assets.
3.6      Legal Proceedings. There are no private or governmental proceedings pending, or to the best Knowledge of Seller threatened, against Seller, including without limitation any investigation, audit, lawsuit, threatened lawsuit, arbitration, workers' compensation claims, civil rights claims, or other legal proceedings of any nature whatsoever relating to the RADAR Assets or the Devices. To Seller's Knowledge no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such action.
3.7      Customers and Suppliers.  Seller does not have any information or reason to believe that any Customers or any suppliers of the Seller related to the RADAR Assets (each a "Supplier") will cease to do business with Buyer after the Closing, or will alter their volume of business at the Closing Date. Seller does not have any agreement, oral or written, with any Supplier involving obligations that are not terminable at the option of Seller upon notice by Seller of thirty (30) days or less. There are no disagreements or controversies pending, or to the Knowledge of Seller, threatened with any Customer or supplier of Seller relating to the RADAR Assets or Devices, nor has any such Customer or supplier made any claims or complaints regarding the services, courses, or products provided by Seller. There are no special relationships (personal or otherwise, such as payment in kind arrangements) between Seller and any Customer or supplier of the Seller related to the RADAR Assets or Devices that would affect or interfere with the ability of Buyer to continue the Customer or supplier relationship on an ongoing basis.  Seller has no ownership or other pecuniary interest in any competitor, Customer or supplier related to the RADAR Assets or Devices.

3.8      Brokers. Seller has not entered into any written agreement for the payment of any brokerage commission, finder's fee, or any other obligation in connection with the transactions contemplated by this Agreement or any other transaction document based upon arrangements made by or on behalf of Seller.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the Closing Date.
4.1      Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Buyer has full power to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms.
4.2      No Conflicts; Consents. The execution, delivery and performance by the Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions provided for herein, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of the Buyer; or (b) violate any agreement or commitment made by Buyer, or any requirement binding on Buyer, including, without limitation, any lease, contract, loan agreement, promissory note, franchise agreement, court order, judgment, regulatory ruling, or arbitration award. No consent, approval, waiver or authorization is required to be obtained by the Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby.
4.3      Legal Proceedings. There is no legal action of any nature pending or, to Buyer's knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such legal action.

4.4      Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets.  Buyer acknowledges and agrees that (a) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in ARTICLE III of this Agreement (including the related portions of the Schedules thereto), and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Purchased Assets or this Agreement, except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Schedules).
4.5      Brokers. Buyer has not incurred any obligation for the payment of any brokerage commission, finder's fee, or any other similar obligation relating to this Agreement or the consummation of the transactions provided for herein.
4.6      Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.
ARTICLE V
 COVENANTS
5.1      Seller's Post-Closing Covenants. From and after the time of Closing, Seller agrees as follows:
(a)      Seller shall pay all of Seller's liabilities related to the Purchased Assets (other than the Assumed Liabilities) as and when due, including without limitation any liabilities to trade creditors not assumed by Buyer up to the Closing Date;
(b)      Seller agrees to provide to Buyer, at no charge, a maximum of fifty (50) hours of technical support to Buyer during the thirty-day period immediately following the Closing Date, and a maximum of an additional fifty (50) hours of support during the period beginning thirty-one (31) days after the Closing Date and ending ninety (90) days after the Closing Date.  Any support hours not utilized by Buyer will be forfeited.  Any support hours in excess of the prescribed hours allocated to either time period identified herein will be at Seller's discretion and if provided will be billed by Seller to Buyer at a rate of $100 per hour.  Buyer shall pay any billed hours in excess of the prescribed hours within 20 calendar days of receipt of such invoice from Seller;
(c)      Seller hereby covenants and agrees that promptly after Closing, Seller will communicate with the primary contact at each Customer to introduce them to Buyer and to notify them of the sale of the RADAR Assets resulting in transition of the support for the product and services related to RADAR from Seller to Buyer. Seller will use commercially reasonable best efforts to cause each Customer to enter into a new agreement with Buyer reflecting substantially the terms and conditions of any agreement in place as of Closing between such customer and Seller regarding the RADAR Assets.
(d)      For a period of two (2) years commencing on the Closing Date, Seller shall not, and shall not permit any of its Affiliates (as defined above) to: (i) manufacture handheld devices designed to measure breath alcohol content of the user of such device (however, Seller and/or its Affiliates are not prohibited from being a reseller of such devices), or (ii) solicit or entice, or attempt to solicit or entice, any Customers for purposes of diverting their alcohol monitoring business or services from Buyer; and

(e)      Seller shall pay all sales, use and income taxes for which it is liable and resulting from consummation of the transaction set forth in this Agreement, if any, as and when due.  Seller shall not knowingly permit any governmental lien to attach to the Purchased Assets, and Seller shall satisfy or otherwise discharge any lien which does attach to the Purchased Assets, as a result of consummating the transaction set forth in this Agreement.
5.2      Public Announcements. Unless otherwise required by applicable law (including required disclosures and filings under the Securities and Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, and including quarterly and annual press releases regarding operations and financial results), no Party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed).
5.3      Transfer Taxes. All transfer taxes incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid equally by Buyer and Seller when due. Seller shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Buyer shall cooperate with respect thereto as necessary).
5.4      Further Assurances. Following the Closing, each of the Parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

5.5      Buyer's Covenants.  From and after the time of Closing, Buyer agrees as follows:
(a)      Buyer shall pay for all fees, costs, or expense associated with transitioning the title of the RADAR Assets (including the Intellectual Property) into Buyer's name; furthermore, Buyer shall complete such retitling of the RADAR Assets (including the Intellectual Property) into its name within six months of Closing.
5.6      Confidentiality.
(a)      Seller and Buyer agree and acknowledge that each shall protect and safeguard Confidential Information regarding the RADAR Assets and the Business, including but not limited to:
(i)        safeguarding and protecting the confidentiality of the Confidential Information with at least the same degree of care as each Party would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care;
(ii)       not using the Confidential Information, or permitting it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and
(iii)      not disclosing any such Confidential Information to any person, except to the Party's representatives who need to know the Confidential Information to assist such Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement.

(iv)      Seller and Buyer shall be responsible for any breach of this Section 5.6 caused by any of its representatives. On the expiration or earlier termination of this Agreement, Seller, Buyer and the representatives of each respective party shall promptly destroy all Confidential Information and copies thereof that it has received under this Agreement.
(b)      For the purposes of this Section 5.6, "Confidential Information" shall mean information about the RADAR Assets and the Business, including confidential information and materials comprising or relating to the RADAR Assets, trade secrets, third-party confidential information and other sensitive or proprietary information, whether orally or in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as "confidential." Notwithstanding the foregoing, Confidential Information does not include information that, at the time of disclosure and as established by documentary evidence is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of this Section 5.6 by the Seller, Buyer or any representatives of the respective Parties.
ARTICLE VI
 INDEMNIFICATION
6.1      Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing.
6.2      Indemnification by Seller and Buyer. Each Party, severally and not jointly, shall defend, indemnify and hold harmless the other Party and its affiliates, and their respective stockholders, members, directors, officers, managers, and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys' fees and disbursements, arising from or relating to:
(a)      any inaccuracy in or breach of any of the representations or warranties of Seller and/or Buyer contained in this Agreement or any document to be delivered hereunder; or
(b)      any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller or Buyer pursuant to this Agreement or any document to be delivered hereunder.
6.3      Effect of Investigation. If Buyer or Seller has/had actual knowledge of an inaccuracy or noncompliance with, any representation, warranty, covenant or agreement by the other Party at the time of Closing, the Party with such knowledge has an obligation to notify the other Party prior to Closing and there shall be no indemnification of the Party having such knowledge at Closing resulting from such known inaccuracy.  Both the Buyer and Seller hereby acknowledge that neither Party is, at the time of Closing, aware of any inaccuracy or noncompliance with any representation, warranty, covenant or agreement by the other Party.
6.4      Cumulative Remedies. The rights and remedies provided in this ARTICLE VI are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.  Notwithstanding the foregoing, no claim for indemnification may be made more than twenty-four (24) months after the date of signing of this Agreement.

ARTICLE VII
 GENERAL PROVISIONS
The following general provisions shall apply to this Agreement.
7.1      Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.
7.2      Notice. All notices required or permitted hereunder or under any related agreement or instrument (unless such related agreement or instrument otherwise provides) will be deemed delivered when delivered personally, mailed, by certified mail, return receipt requested, or registered mail, or sent by a nationally recognized overnight courier to the respective Party at the following addresses or to such other address as each respective Party may in writing hereafter designate, and it is the responsibility of the Party changing its designation to give written notice to be effective not earlier than 30 days from the date of such notice.  The Parties may also designate additional persons who may receive copies of notices, with the express understanding that actual notice must be upon the Parties.
If to Seller:
Track Group Inc.
Integrated Monitoring Systems, LLC
1215 W. Lakeview Court
Romeoville, IL 60446
 Attention: CEO

If to Buyer:
Lifeloc Technologies, Inc.
12441 West 49th Ave., Ste 4
Wheat Ridge, CO 80033
 Attention: CEO
7.3      Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
7.4      Entire Agreement; Amendment. This Agreement and the exhibits and other documents, agreements, and instruments related hereto set forth the entire agreement of the Parties with respect to the subject matter hereof, supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, and may not be amended or modified except in writing subscribed to by all such Parties. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the exhibits and schedules, the statements in the body of this Agreement will control.

7.5      No Third-party Beneficiaries. Except as provided in ARTICLE VI, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
7.6      Governing Law. This Agreement and all related documents, including all exhibits attached hereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Delaware, United States of America, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Colorado.
7.7      Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules, such rules being incorporated herein by reference, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  Any such arbitration shall be conducted by a single arbitrator appointed by the AAA. The prevailing Party shall be entitled to recover its reasonable costs, attorneys' fees and out-of-pocket expenses relating to the arbitration.  The Parties agree that the procedures outlined in this Section 7.7 are the exclusive method of dispute resolution.  Unless otherwise agreed in writing by the Parties any arbitration shall be held in Chicago, Illinois.
7.8       Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
7.9        Severability. In the event that any provision of this Agreement is found by any court or other authority of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be severed or modified to the extent necessary to render it enforceable and as so severed or modified, this Agreement will remain in full force and effect.
7.10      Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties have read and entered into this Agreement as of the date above written.
LIFELOC TECHNOLOGIES, INC.

By:	/s/ Wayne Willkomm
Wayne Willkomm, Ph.D
Chief Executive Officer and President

TRACK GROUP INC.

By:	/s/ Guy Dubois
Guy Dubois
Chief Executive Officer and Chairman

INTEGRATED MONITORING SYSTEMS, LLC

By:	/s/ Guy Dubois
Guy Dubois
President and Manager